UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 4

                   STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

      Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

Check if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue):

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1   Name and Address of Reporting Person:

    Bank of America Corporation
    100 North Tryon Street
    Charlotte, NC  28255

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2   Issuer Name and Ticker or Trading Symbol:

    EBIX.COM, Inc. (EBIXE)

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3   IRS Number of Reporting Person (voluntary):

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4   Statement for Month/Year: June, 2000

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5   If Amendment, Date of Original: N/A

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6   Relationship of Reporting Person to Issuer:
        Director
        Officer
     X  10% Owner
        Other

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7   Individual or Joint Filing:

       Form Filed by One Reporting Person
    X  Form Filed by More than One Reporting Person

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Table I - Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned


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1.   Title of Security:  Common Stock

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2.                  3.                4. Securities Disposed
  Transaction Date  Transaction Code  Amount    A or D         Price
  6/06/00               S              457,400     D     $3.1250-$4.0312**
  6/07/00               S              379,200     D     $3.5625-$3.8125**
  6/12/00               S               19,800     D     $3.5625-$3.6562**
**represents the low/high price for which the securities were sold during the day.

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5.  Amount of Securities Beneficially Owned at End of Month: 1,046,700

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6. Ownership Form (Direct or Indirect):
                    Bank of America Corporation - Indirect (I)

                    NB Holdings Corporation - Indirect (I)

                    NationsBanc Montgomery Holdings Corporation - Indirect (I)

                    Banc of America Securities LLC - Indirect (I) *

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7.  Nature of Indirect Beneficial Ownership:
      Bank of America Corporation - Parent of NB Holdings Corporation
      NB Holdings Corporation - Parent of NationsBanc Montgomery Holdings
         Corporation
      NationsBanc Montgomery Holdings Corporation - Parent of Banc of America
         Securities LLC

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   *Breach by customers of Banc of America Securities LLC's ("BAS")
    margin agreement.

This filing and the statements made herein shall not be construed as an admission that Bank of America Corporation or any of its affiliates is the beneficial owner of any security covered by this filing.
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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned


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1.  Title of Derivative Security:  N/A

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2.  Conversion or Exercise Price of Derivative Security:

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3.  Transaction Date (Month/Day/Year):

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4.  Transaction Code:

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5.  Number of Derivative Securities Acquired (A) or Disposed of (D)

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6.  Date Exercisable and Expiration Date (Month/Day/Year)

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7.  Title and Amount of Underlying Securities

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8.  Price of Derivative Security

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9.  Number of Derivative Securities Beneficially Owned at End of Month

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10. Ownership Form of Derivative Security: Direct (D)or Indirect (I)

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11. Nature of Indirect Beneficial Ownership

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


             Information Regarding Joint Filers and Other Entities


Bank of America Corporation
100 North Tryon Street
Charlotte, NC  28255
Parent of NB Holdings Corporation

NB Holdings Corporation
100 North Tryon Street
Charlotte, NC  28255
Parent of NationsBank Montgomery Holdings Corporation

NationsBank Montgomery Holdings Corporation
100 North Tryon Street
Charlotte, NC  28255
Parent of Banc of America Securities LLC

Banc of America Securities LLC
100 North Tryon Street
Charlotte, NC  28255




DATE: July 10, 2000

Bank of America Corporation
NB Holdings Corporation
NationsBank Montgomery Holdings Corporation
Banc of America Securities LLC



BY: /s/ DAVID J. WALKER



David J. Walker
Senior Vice President
Corporate Compliance


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